Angela Collette

Attorney and Counselor at Law

Licensed in New York, Michigan and Kentucky

October 3, 2013

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Katherine Wray, Staff Attorney Division of Corporate Finance

Re:	Changing Technologies, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 07, 2013 File No. 333-190201

Dear Ms. Wray:

Pleased be informed that the undersigned has received and read your letter dated September 30, 2013 addressed to Changing Technologies, Inc. (the “Company”), regarding Amendment No. 1 to Company’s registration statement on Form S-1, filed September 12, 2013.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter and to key those responses to the revisions and additions specified in Amendment No. 2 to the Form S-1 which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Risk Factors, page 5

1.

Comment: Further to prior comment 4, it remains unclear to us how you concluded that your operations are more than “nominal” for purposes of Securities Act Rule 144(i). In this regard, we note the statement in your response that you have “started operations” by acquiring a domain name and working on the website. We note also your disclosure on page 3 that “[y]our only business activity has been the formation of [y]our corporate entity, initiating the designing of [y]our logo, and developing [y]our business plan.” Please expand your response and disclosure to provide greater specificity on your business activities to date. Also tell us why you consider these activities to be more than “nominal” given your intended business plan to design, develop, market and sell applications for mobile devices. Alternatively, please add the risk factor disclosure requested in our prior comment 4, and disclose your shell company status on the prospectus cover page.

Response:  We have changed our status to a “shell” company.  We have added the risk factor disclosure highlighting the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter and included the possible effect on the liquidity of our shares. In addition, we have disclosed our shell company status on the prospectus cover page.

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the registration statement to the undersigned at (321) 507-7836 or e-mail at Atty4defense@aol.com.

Sincerely,

/s/ Angela Collette

Angela Collette, Esq.